Exhibit 99.2

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries plc
ABN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Louis GRIES
Date of last notice	21 September 2018
Date that director ceased to be director	31 January 2019

Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

547,208 ordinary shares/CUFS registered in the name of the Louis Gries (12,445 are in a holding lock until 18 September 2019 and 12,673 are in a holding lock until 19 September 2019, 24,297 of which are in a holding lock until 17 September 2020 and 18,404 of which are in a holding lock until 18 September 2020).

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest
Number & class of securities

Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.

Current interests in contracts:

•    1,008,021 Relative TSR RSUs; and
•    453,278 ROCE RSUs.

Part 3 – Director’s interests in contracts

Detail of contract	Not applicable
Nature of interest	Nil
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 2